Vinco Ventures, Inc.

1 West Broad Street

Suite 1004

Bethlehem, PA 18018

August 11, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dale Welcome, Senior Accountant

Re:	Vinco Ventures, Inc.
Registration Statement on Form S-1
File No. 333-258106

Dear Mr. Welcome:

Reference is made to our letter, filed as correspondence via EDGAR on August 11, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, August 13, 2021, at 10:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

* * * *

Very Truly Yours,

Vinco Ventures, Inc.

/s/ Christopher B. Ferguson
Christopher b. Ferguson
Chief Executive Officer